SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

F O R M 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2026

Commission file number 000-28884

Eltek Ltd.
(Name of Registrant)

Sgoola Industrial Zone, Petach-Tikva, Israel
 (Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

This Form 6-K is being incorporated by reference into our Registration Statements on Form S-8 (Registration No. 333-233958).

Eltek Ltd.

EXPLANATORY NOTE

On April 1, 2026, Eltek issued a press release reporting $5.3 million order and providing update on first quarter 2026 outlook. A copy of this press release is furnished herewith as Exhibit 99.1:

EXHIBIT INDEX

Exhibit	Description

99.1.	Press Release: Eltek Reports $5.3 Million Order and Provides Update on First Quarter 2026 Outlook.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELTEK LTD.
(Registrant)

By: /s/Ron Freund
Ron Freund
Chief Financial Officer

Date: April 1, 2026